Mail Stop 3561

April 2, 2008

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

> **Re:** **Scholastic Corporation**
> **File No. 000-19860**
> **Form 10-K: For the Fiscal Year Ended May 31, 2007**
> **Form 10-Q: For the Quarterly Period Ended November 30, 2007**

Dear Ms. O'Connell:

We have reviewed your February 28, 2008 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended May 31, 2007

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 42

1. Refer to your response to our prior comment number 2. We do not believe that you have provided adequate support for your presentation of cash outflows related to "royalty advances" in the investing activities section of your cash flow statement. In your response, you state that you believe royalty advances represent productive assets. However, it is not clear why you believe royalty advances represent assets that are held for or used in the production of goods or services. To us, it appears that these royalty advances reflect payments for the right to use (i.e., sell) titles and/or other works that your company did not write or create. In support of this position, we note that the recognition of royalty expense in

connection with unit sales, whether paid in advance or accrued, appears to imply that your company has contracted for the use of, but does not own, the underlying intangible asset (e.g., rights to the creative work).

In addition, you state that "royalties earned by authors after a literary work is published that are paid in excess of royalty advances are considered payments for services associated with generating revenue in a current period and, as such, are included in cash flows from operating activities." In this regard, we do not believe that the timing of the royalty payment changes the underlying nature of the product or service received in exchange for the payment. Therefore, we do not believe that the timing of the royalty payment should impact where the cash outflow is reflected in your cash flow statement. Moreover, your royalty payments appear to be a form of compensation paid to the author, whether i) they are made in advance of publication of a creative work or ii) reflect payments made in excess of initial advances due to the success of that creative work. It would appear that such compensation should be reported as an operating activity for cash flow statement purposes.

Based upon the preceding, we believe do not believe it is appropriate to report cash outflows related to royalty advances within "cash flows used in investing activities." If you continue to disagree, please explain with greater specificity why you believe a) such advances represent productive assets and b) the related cash outflows should be reflected in the investing activities section of your statement of cash flows. Cite all literature that you have relied upon as support for your position.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 43

2. Refer to your response to our prior comment number 3. Based upon your response, we believe you should expand your disclosure regarding revenue recognition to explain that revenue generated by book fairs is generally recognized based upon actual product sales. Please also clarify that revenue is recognized based upon a pro-rata allocation of a book fair's total generated revenue if the book fair extends across accounting periods.

Form 10-Q: For the Quarterly Period Ended November 30, 2007

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements – Unaudited

Note 12. Subsequent Event, page 14

3. You have stated in your response to our prior comment number 5 that, historically, you have tested certain of your direct-to-home continuity business's ("DTH's") long-lived assets for impairment on an annual basis, if not more frequently. However, we are unclear whether the long-lived assets held by DTH were grouped and measured for impairment at the lowest level at which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, as required by paragraph 10 of SFAS No. 144. More specifically, we are unclear whether the assets of DTH were grouped with other assets of your Children's Book Publishing and Distribution segment, or evaluated on a disaggregated basis, when you performed your prior impairment analyses. In this regard, please tell us whether your impairment analyses related to the long-lived assets held by DTH included the assets of other reporting units within your Children's Book Publishing and Distribution segment. In addition, as DTH appears to be a "reporting unit," please tell us whether the goodwill allocated to DTH was included in the asset group that was tested for impairment, as required by paragraph 12 of SFAS No. 144. Also, tell us the methodology used to evaluate these assets for impairment.

    If your prior impairment analyses relating to the long-lived assets held by DTH were not performed on a disaggregated basis, please perform an analysis at the lowest level of independently identifiable cash flows. Alternatively, tell us why you believe your prior analyses were appropriate, citing any literature that you have relied upon to reach your conclusion. As part of your response, please provide us with a copy of the most recent impairment analysis performed with regard to DTH's long-lived assets.

4. We have reviewed your response to our prior comment number 6. However, we believe that the goodwill attributed to your direct-to-home continuity business ("DTH") and the goodwill attributed to the remainder of your Children's Book Publishing and Distribution segment should be tested for impairment on a disaggregated basis. In this regard, we note from the "Additional Observations" provided in EITF D-101 that the determination of reporting units under SFAS No. 142 begins with the definition of an operating segment in paragraph 10 of SFAS No. 131 and considers disaggregating an identified operating segment into economically dissimilar components for the purpose of goodwill testing. Furthermore, based upon additional guidance provided in EITF D-101, as well as paragraphs B101 through B103 of SFAS No. 142, it appears to be most

appropriate to evaluate goodwill for impairment at the level of <u>internal reporting</u> that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated. Based upon the aforementioned guidance, we note that while DTH may not be a "reportable segment," DTH appears to be a separate "reporting unit" for purposes of testing goodwill impairment. Please also refer to the guidance provided in paragraphs 30 and 31 of SFAS No. 142.

Based upon the disclosure that has been provided in your MD&A and Footnote 2 to your financial statements, it would appear that the operations of DTH qualify as a business for which discrete financial information is available. In addition, it appears that the operating results of DTH are reviewed by segment management. Therefore, it appears that disaggregating the operations of DTH from the remainder of your Children's Book Publishing and Distribution segment for purposes of evaluating goodwill would reflect how your operations are managed for internal reporting purposes.

Furthermore, we note that DTH has experienced losses during each of last three fiscal years, as well as the six-month period ended November 30, 2007. On the contrary, the remaining operations of your Children's Book Publishing and Distribution segment have recognized significant income during the corresponding periods. Such a disparity in operating performance would appear to suggest that the operations of DTH are economically dissimilar from the remaining operations of your Children's Book Publishing and Distribution segment -- even if the nature of DTH's products, nature of DTH's processes, type or class of DTH's customers, and DTH's methods of distribution are deemed to be similar. In this regard, we note from paragraph 17 of SFAS No. 131 that long-term average margins would be expected to be similar if economic characteristics are similar.

Given the aforementioned facts, please perform an impairment analysis relating to the goodwill allocated to DTH on a disaggregated basis. Please note per EITF D-101 that components that share similar economic characteristics, but relate to different operating segments, may not be combined into a single reporting unit. In this regard, we note from your disclosure that the DTH business is conducted in both the "Children's Book Publishing and Distribution" and "International" reportable segments, indicating that further disaggregation of the DTH business may be warranted for impairment testing purposes. Please provide us with a copy of your analysis as part of your response.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief